Exhibit 99.1

FAIRFAX	News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, August 2, 2005
FAIRFAX ANNOUNCES THE SALE OF
ZENITH NATIONAL INSURANCE SHARES
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX: FFH.SV) (NYSE: FFH) announced today that certain of its U.S. subsidiaries have sold an aggregate of 2,000,000 shares of Zenith National Insurance Corp. (NYSE: ZNT) common stock to Wachovia Securities at a net price of $66 per share. Net proceeds from the transaction will be $132 million resulting in a pre-tax realized gain of approximately $79 million.
Following the completion of this trade, Fairfax will continue to hold approximately 3.9 million shares, or approximately 16%, of Zenith common stock, on a fully diluted basis.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946